

July 22, 2021

James Keough
Chief Financial Officer
Sundial Growers Inc.
#300, 919 11 Avenue SW
Calgary, AB, Canada T2R1P3

> **Re: Sundial Growers Inc.**
> **Form 20-F for the Year Ended December 31, 2020**
> **Filed March 18, 2021**
> **File No. 001-39005**

Dear Mr. Keough:

We have reviewed your filing and have the following comment. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Years Ended December 31, 2020

Exhibits 12.1 and 12.2, page 76

1. We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please amend the 20-F to revise the certifications to include the introductory language of paragraph 4 to reference your internal controls.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman at 202-551-3660 or Mary Mast at 202-551-3613, if you have questions regarding the comment.

Sincerely,

Division of Corporation Finance
Office of Life Sciences